Exhibit 99.2

Opthea Successfully Closes Well Supported US$90 Million Equity Financing

Melbourne, Australia; 15 August, 2022 – Opthea Limited (ASX:OPT; NASDAQ: OPT) (Opthea), a clinical stage biopharmaceutical company developing novel therapies to treat highly prevalent and progressive retinal diseases, is pleased to confirm it has received binding commitments for a successful two-tranche placement (Placement) of new fully paid ordinary shares (New Shares) to institutional investors to raise approximately US$90 million1 (A$128.57 million) at a price of A$1.15 per New Share (Placement Price), which represents a 12.6% discount to the 10-day Volume-Weighted Average Price (VWAP) as of 10 August 2022.

As noted in Opthea’s announcement today, Opthea has entered into a non-dilutive financing arrangement for up to US$170 million with Carlyle and Abingworth, in collaboration with their recently formed development company Launch Therapeutics, of which US$50 million will be paid shortly after Opthea receives the proceeds from the first tranche of the Placement, with the remainder being funded in two additional future tranches.

Dr Megan Baldwin, Chief Executive Officer and Managing Director of Opthea commented “This well supported placement has seen a high level of demand from existing and new institutional investors, including large global and US-based funds. We appreciate the strong support from our current shareholders and are delighted to be welcoming several leading new institutional investors to the register. This successful equity raising in conjunction with the large non-dilutive financing from funds managed by Carlyle and Abingworth, in collaboration with Launch Tx, represents a tremendous achievement for Opthea. Together these financings further validate our strategy to develop OPT-302 as a differentiated therapeutic with the potential to improve patient outcomes in retinal diseases including wet age-related macular degeneration.”

Details of the Placement are as follows:

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Tranche 1 of the Placement of 52.8 million New Shares for gross proceeds of US$42.5 million[1] (A$60.75 million) will be issued pursuant to Opthea’s placement capacity under ASX Listing Rule 7.1, and is expected to settle on or about August 24, 2022; and

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Tranche 2 of the Placement of 59 million New Shares for gross proceeds of US$47.5 million[1] (A$67.82 million) will be issued subject to and conditional upon shareholder approval at a general meeting scheduled to take place on 26 September 2022 (Australian Eastern Standard Time (AEST)) and expected to settle shortly after approval at such meeting. To this end, Opthea will shortly issue a Notice of Meeting to its shareholders to convene this general meeting of the company.

New shares issued under the Placement will rank pari passu with existing Opthea fully paid ordinary shares from their date of issue. The Company received high levels of interest from both existing institutional shareholders and new investors.

Opthea will also offer eligible Opthea shareholders, being shareholders who had a registered address in Australia or New Zealand on Opthea’s register at 7.00pm AEST on Friday, 12 August 2022, the opportunity to apply for up to A$30,000 of New Shares free of any brokerage, commission and transaction costs in accordance with a share purchase plan (SPP). The SPP will be priced at the Placement Price. Full details of the SPP will be set out in the SPP Offer Booklet, which will be released to the ASX and made available to eligible shareholders in Australia and New Zealand (and such other jurisdictions as may be indicated in the SPP Offer Booklet) later in August. The SPP will not be underwritten and is expected to raise up to A$5 million2.

[1]	Assumes AUD/USD exchange rate of A$1.00/US$0.70
[2]	Opthea may (in its absolute discretion) in a situation where total demand exceeds $5 million, decide to increase the amount to be raised under the SPP to reduce or eliminate the need for scale back.

The proceeds of the Placement and SPP, together with proceeds from the non-dilutive financing arrangement and cash on hand, will be used to:

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Continue advancing Phase 3 clinical trials of OPT-302 for the treatment of wet AMD through topline data readout, and to fund pre-commercialization activities, including commercial scale manufacturing, team build and market shaping; and

•	Provide additional working capital post the Phase 3 trial topline data readout (expected to be mid-CY24).

MST Financial (Australia) and Jefferies LLC (U.S.) acted as Joint Lead Managers on the Placement.

Additional details regarding the transactions described in this release and related operational updates will be included in a Report on Form 6-K, which Opthea will furnish separately with the U.S. Securities and Exchange Commission and the contents of which will be lodged with ASX in a separate announcement.

About Opthea

Opthea (ASX:OPT; Nasdaq:OPT) is a biopharmaceutical company developing novel therapies to address the unmet need in the treatment of highly prevalent and progressive retinal diseases, including wet age-related macular degeneration (wet AMD) and diabetic macular edema (DME). Opthea’s lead product candidate OPT-302 is in pivotal Phase 3 clinical trials and being developed for use in combination with anti-VEGF-A monotherapies to achieve broader inhibition of the VEGF family, with the goal of improving overall efficacy and demonstrating superior vision gains over that which can be achieved by inhibiting VEGF-A alone. To learn more, visit www.opthea.com.com and follow us on Twitter and Linkedin.

Inherent Risks of Investment in Biotechnology Companies

There are a number of inherent risks associated with the development of pharmaceutical products to a marketable stage. The lengthy clinical trial process is designed to assess the safety and efficacy of a drug prior to commercialization and a significant proportion of drugs fail one or both of these criteria. Other risks include uncertainty of patent protection and proprietary rights, whether patent applications and issued patents will offer adequate protection to enable product development, the obtaining of necessary drug regulatory authority approvals and difficulties caused by the rapid advancements in technology. Companies such as Opthea are dependent on the success of their research and development projects and on the ability to attract funding to support these activities. Investment in research and development projects cannot be assessed on the same fundamentals as trading and manufacturing enterprises. Therefore, investment in companies specializing in drug development must be regarded as highly speculative. Opthea strongly recommends that professional investment advice be sought prior to such investments.

Forward-looking Statements

Certain statements in this announcement may contain forward-looking statements, including within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Any statement describing Opthea’s goals, expectations, intentions or beliefs is a forward-looking statement and should be considered an at-risk statement, including, but not limited to, the advancement of Opthea’s Phase 3 registrational program and commercialization efforts for OPT-302, the expected timing of Opthea’s Phase 3 program and trials, Opthea’s anticipated funding needs and cash runway, including following the financing transactions described in this announcement, Opthea’s ability to meet its payment and other obligations under the non-dilutive financing arrangement, Opthea’s ability to draw the entire US$170 million of funding capacity under such arrangement in a timely manner or at all, and Opthea’s ability to consummate Tranche 2 of the Placement. Such statements are based on Opthea’s current plans, objectives, estimates, expectations, and intentions and are subject to certain risks and uncertainties, including risks and uncertainties associated with clinical trials and product development, unexpected costs or delays in the clinical trial process, risks from the continuing COVID-19 pandemic, and the impact of general economic, industry or political conditions in Australia, the United States or internationally. These and other risks and uncertainties are described more fully in the section titled “Risk Factors” in Opthea’s Annual Report on Form 20-F filed with the SEC on October 28, 2021. The Company undertakes no obligation to publicly update any forward-looking statement, whether as a result of new information, future events, or otherwise, except as required under applicable law. You should not place undue reliance on these forward-looking statements as predictions of future events, which statements apply only as of the date of this announcement. Actual results could differ materially from those discussed in this ASX announcement. Actual results could differ materially from those discussed in in this announcement.

Not an offer

This ASX announcement is not a disclosure document and should not be considered as investment advice. The information contained in this ASX announcement is for information purposes only and should not be considered an offer or an invitation to acquire Company securities or any other financial products and does not and will not form part of any contract for the acquisition of New Shares.

In particular, this ASX announcement does not constitute an offer to sell, or a solicitation of any offer to buy, any securities in the United States or any other jurisdiction in which such an offer would be illegal or impermissible. The securities to be offered and sold in the Placement and SPP have not been, and will not be, registered under the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”), or the securities laws of any state or other jurisdiction of the United States. No public offering of securities is being made in the United States. Accordingly, the securities to be offered and sold in the Placement and SPP may only be offered and sold outside the United States in “offshore transactions” (as defined in Rule 902(h) under Regulation S of the U.S. Securities Act (“Regulation S”)) in reliance on Regulation S, unless they are offered and sold in a transaction registered under, or exempt from, or in a transaction not subject to, the registration requirements of, the U.S. Securities Act and applicable U.S. state securities laws.

Authorized for release to ASX by Megan Baldwin, CEO & Managing Director

Contacts:

For Opthea	Join our email database to receive program updates:
U.S.A. & International: Sam Martin Argot Partners Tel: +1 212-600-1902 opthea@argotpartners.com Australia: Rudi Michelson Monsoon Communications Tel: +61 (0) 3 9620 3333	Tel: +61 (0) 3 9826 0399 info@opthea.com www.opthea.com Media: Silvana Guerci-Lena NorthStream Global Partners Tel: +1 973-509-4671 silvana@nsgpllc.com